UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-41491

NAYAX LTD.

(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor

Herzliya 4659071, Israel

(Address of principal executive offices)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 6, 2026, Eran Havshush notified the Board of Directors (the “Board”) of Nayax Ltd. (the “Company”) of his resignation as a director, effective September 1, 2026.

Mr. Havshush has served as a member of the Board since July 2024. His resignation follows the adoption of a revised Remuneration Policy at a general meeting of shareholders in May 2026 that, among other things, prohibits non-executive directors from providing the Company with services other than their service as directors. This provision became effective September 1, 2026.

Mr. Havshush, who provides certain services to the Company pursuant to a services agreement, decided, together with the Company, that it is in the Company’s best interests to continue his engagement as a service provider and resign as a director. Mr. Havshush’s resignation was not a result of any disagreement with the Company’s policies or practices.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including, without limitation, the Company’s Registration Statements on Form S-8 filed with the SEC (File Nos. 333-296388 and 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812), and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: September 8, 2026